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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*


                     WESTAR FINANCIAL SERVICES INCORPORATED
                       Successor to Republic Leasing, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   957098 10 6
                                 --------------
                                 (Cusip Number)

                              Charles W. Dent, Esq.
                         P.L.M. Consulting Group, L.L.C.
                                  P.O. Box 3028
                              Federal Way, WA 98063
                                 (253) 922-5164
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(Name, address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 31, 1997
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to each subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 957098 10 6                  13D               PAGE 3 OF 7 PAGES
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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      P.L.M. Consulting Group, L.L.C.  91-1730181

       Its Members: Michael A.Price
                    Thomas W. Price
                    Paul B. Luke
                    Kenneth W. McCarthy, Jr.

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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
            00
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada
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                      7   SOLE VOTING POWER
                          162,077 shares of Common Stock
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0 shares of common stock
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            162,077 shares of common stock
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0 shares of common stock
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      162,077 shares of common stock
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      22.58%
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  14  TYPE OF REPORTING PERSON*
      00
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP NO. 957098 10 6                  13D               PAGE 4 OF 7 PAGES
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ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock (the "Common Stock") of Westar Financial Services Incorporated (the "Company"), successor to Republic Leasing, Inc., and is being filed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

The name and address of the principal executive offices of the Issuer are Westar Financial Services Incorporated, The Republic Building, P.O. Box 919, Olympia, WA 98507.

As reported in its 10-K for the fiscal year ended March 31, 1997, the Company had 717,650 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND

        (a)  Name of Person Filing:      P.L.M. Consulting Group, L.L.C. ("PLM")

        (b)  State of Organization:      Nevada

        (c)  Principal Business:         The principal business of PLM is
                                         investing. The members of PLM, their
                                         respective places of citizenship and
                                         the principal business address of each
                                         such member are as follows:

               Name                      Place of Citizenship         Principal Address
               ----                      --------------------         -----------------

               Michael A. Price                U.S.A.                 6416 Pacific Highway E.
                                                                      Tacoma, WA 98424

               Thomas W. Price                 U.S.A.                 6416 Pacific Highway E.
                                                                      Tacoma, WA 98424

               Kenneth W. McCarthy, Jr.        U.S.A.                 6416 Pacific Highway E.
                                                                      Tacoma, WA 98424

               Paul B. Luke                    U.S.A.                 6416 Pacific Highway E.
                                                                      Tacoma, WA 98424


        (d)  Address of Principal
             Business and Office:        6416 Pacific Highway E.
                                         Tacoma, WA 98424

        (e) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years: No.

        (f) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No.



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CUSIP NO. 957098 10 6                  13D               PAGE 5 OF 7 PAGES
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        PLM did not expend any funds to acquire the Common Stock. The Common Stock was distributed by T & W Leasing, Inc. (formerly T & W Financial Corporation) to PLM as a non-liquidating distribution as of March 31, 1997. The distribution was part of an inter-company transfer in preparation for an underwritten initial public offering of the common stock of T & W Financial Corporation. As of the close of business on March 31, 1997, PLM owned 162,077 shares of the Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

        The purpose of the acquisition of securities of the issuer is for investment purposes. PLM may purchase additional shares of common stock of Westar Financial Services Incorporated (the "Company") from time to time. Any decision to make such additional purchase(s) will depend, however, on various factors including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Company. At any time, PLM may also determine to dispose of some or all of the shares of common stock of the Company that it owns, depending on various similar factors.

        In June, 1998, Michael A. Price joined the Board of Directors of the Company.

        Except as stated herein, PLM does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D, but PLM retains the right to take all such actions as it may deem appropriate to maximize capital appreciation in the Common Stock owned by it.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) Aggregate Number of Shares of Common Stock of Westar Financial Services Incorporated beneficially owned: 162,077

            Percentage of Common Stock of Westar Financial Services Incorporated owned (based on 717,650 shares of common stock outstanding as reported in the Company's 10-K for the fiscal year ended March 31, 1997): 22.58%.

        (b)    Sole Voting Power:           162,077
               Sole Dispositive Power:      162,077
               Shared Voting Power:         -0-
               Shared Dispositive Power:    -0-

        (c )   Not Applicable.

        (d)    Not Applicable

        (e)    Not Applicable

ITEM 6. CONTRACTS. ARRANGEMENTS. UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Pursuant to an agreement among the members of PLM, Michael A. Price, as a member of PLM, is generally vested with all investment discretion regarding the Common Stock, including the power to



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vote or direct the vote and the power to dispose or direct the disposition of the Common Stock. Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships between PLM and the persons included in Item 2 with respect to the Common Stock.



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CUSIP NO. 957098 10 6                  13D               PAGE 7 OF 7 PAGES
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        P.L.M. Consulting Group, L.L.C.,
                                        A Nevada limited liability company,


  2/16/99                           By /s/ Michael A. Price
-----------------                     ---------------------------------
   (Date)                                  Michael A. Price, Member


  2/16/99                           By /s/ Thomas W. Price
-----------------                     ---------------------------------
   (Date)                                  Thomas W. Price, Member


  2/16/99                           By /s/ Kenneth W. McCarthy, Jr.
-----------------                     ---------------------------------
   (Date)                                  Kenneth W. McCarthy, Jr., Member


  2/16/99                           By /s/ Paul B. Luke
-----------------                     ----------------------------------
  (Date)                                   Paul B. Luke, Member



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